DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (TELEPHONE)
                            303.988.6954 (FACSIMILE)
                           EMAIL: ddalmy@earthlink.net


February 17, 2010


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Gary Newberry, Staff Accountant
      Chris White, Branch Chief


Re:  Mainland Resources Inc.
     Form 10-K for Fiscal Year Ended  February  28, 2009
     Form 10-Q for Fiscal Quarters Ended May 31, 2009 and August 31, 2009 File No. 000-52782


To Whom It May Concern:

On behalf of Mainland Resources Inc., a Nevada corporation (the "Company"), this letter is to confirm receipt of the letter from the Securities and Exchange Commission letter dated January 29, 2010 (the "SEC Letter"). Based upon our telephone conference call today, we will be responding to the comments in the SEC Letter and filing the Company's amended Form 10-K for fiscal year ended February 28, 2009 by the deadline agreed upon of March 12, 2010 (approximately three weeks from today's date). The request for extension was requested based upon the required time relating to the reserve report underway.

Sincerely,

/s/ DIANE D. DALMY
__________________
    Diane D. Dalmy